UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

JIUZI HOLDINGS INC.

(Exact name of registrant as specified in its charter)

No.168 Qianjiang Nongchang Gengwen Road, 15th Floor

Economic and Technological Development Zone

Xiaoshan District, Hangzhou City

Zhejiang Province 310000

People’s Republic of China
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Change of Directors

Effective August 28, 2025, Mr. Shuibo Zhang (“Mr. Zhang”) resigned as a director and the Chairman of the board of directors (the “Board”) of Jiuzi Holdings Inc. (the “Company” or the “Registrant”). The resignation of Mr. Zhang was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Effective August 28, 2025, Mr. Tao Li (“Mr. Li”) was elected as the Chairman of the Board by the remaining members of the Board. Mr. Li also serves as a director and the Chief Executive Officer of the Company.

Effective August 28, 2025, Ms. Wenqian Gao (“Ms. Gao”) was elected as a director by the remaining members of the Board to fill the vacancy resulting from the resignation of Mr. Zhang.

Ms. Gao is a human resources and operations professional with experience in recruitment and organizational support. Since December 2021, she has served at Hunan Yitai Dalu Digital Technology Co., Ltd., where she has conducted targeted recruitment to support business teams in developing talent strategies and recruitment plans. From February 2021 to September 2021, she worked at Beijing ByteDance Network Technology Co., Ltd., managing both entry-level and managerial hiring and job postings. Ms. Gao holds a Bachelor of Environmental Design from the Hunan Institute of Engineering, College of Applied Technology.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jiuzi Holdings Inc.

Date: August 28, 2025	By:	/s/ Tao Li
Tao Li
Chief Executive Officer

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